Exhibit 99.4

Unwired Planet, Inc.

Offer to Purchase Common Stock Pursuant to Subscription Rights

            , 2013

Dear Stockholder:

This letter is being distributed by Unwired Planet, Inc., a Delaware corporation (“Unwired Planet”), to all holders of record of shares of its common stock, par value $0.001 per share (the “Common Stock”) as of 5:00 p.m., New York time, on July 8, 2013 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock. The Rights and Common Stock are described in the Prospectus for the offering (a copy of which accompanies this letter) (the “Prospectus”).

In the Rights Offering, Unwired Planet is offering an aggregate of 7,530,120 shares of Common Stock, as described in the Prospectus.

The Rights will expire if not exercised prior to 5:00 p.m., New York time, on             , 2013, unless the subscription period is extended in the sole discretion of Unwired Planet (such date and time, including as it may be extended, the “Expiration Date”).

As described in the accompanying Prospectus, you will receive one Right for each share of Common Stock owned of record as of 5:00 p.m., New York time, on the Record Date. Each Right entitles you to subscribe for 0.07533 shares of Common Stock (the “Subscription Privilege”) at a subscription price (the “Subscription Price”) of $1.66 per share of Common Stock. For example, if you owned 10,000 shares of Common Stock as of 5:00 p.m., New York time, on the Record Date, you would receive 10,000 Rights and would have the right to purchase 753.3 shares of Common Stock (rounded down to 753 shares) for the Subscription Price.

Any excess subscription payments received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable.

The Rights will be evidenced by non-transferable Rights certificates (the “Rights Certificates”) and will cease to have any value at 5:00 p.m., New York time, on the Expiration Date.

Enclosed are copies of the following documents:

1.	The Prospectus;

2.	Your Rights Certificate;

3.	Instructions as to Use of Unwired Planet Rights Certificates;

4.	Notice of Guaranteed Delivery; and

5.	A return envelope addressed to Computershare Trust Company, N.A., the subscription agent for the Rights Offering (the “Subscription Agent”).

Your prompt action is requested. To exercise Rights, you must properly complete and sign the Rights Certificate (or the Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures) and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price, including final clearance of any checks, prior to 5:00 p.m., New York time, on the Expiration Date. A Rights holder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Date will expire.

Additional copies of the enclosed materials may be obtained from the Information Agent, Georgeson, by calling (800) 903-2897.

Very truly yours,

Unwired Planet, Inc.